UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

The information set forth in this Report on Form 6-K shall be deemed to be incorporated by reference in the registration statements on Form S-8 (File No. 333-267105) and on Form F-3 (File No. 333-272386), each as amended and filed with the U.S. Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On December 15, 2023, the Audit Committee of the Board of Directors (the “Audit Committee”) of Sunrise New Energy Co., Ltd. (the “Company”), after discussions with its management, concluded that the Company had failed to correctly identify certain key terms of an equity financing agreement that had an accounting impact on the classification of shareholders equity.

In June 2022, the Company entered into an agreement with Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”), pursuant to which New Kinetic Partnership contributed RMB200,000,000 to one of the Company’s subsidiaries, Sunrise (Guizhou) New Energy Materials Co., Ltd.  (“Sunrise Guizhou”), as a non-controlling shareholder, and New Kinetic Partnership can redeem all of its equity shares at its option upon certain triggering events that are out of the control of the Company. The redemption rights attached to the equity shares Sunrise Guizhou issued to New Kinetic Partnership will require the non-controlling interests held by New Kinetic Partnership to be presented on the Company’s financial statements in mezzanine equity as redeemable non-controlling interests and to be subsequently evaluated to determine if they should be adjusted to their maximum redemption amount at the balance sheet date in accordance with ASC480-10-S99. The Company had failed to identify the redemption feature of such non-controlling interests. Such failure has resulted in errors relating to the reclassification from permanent equity to mezzanine equity and the unrecorded accretions to redemption value with respect to redeemable non-controlling interests. These errors have impacted the Company’s previously issued audited consolidated financial statements as of and for the year ended December 31, 2022, included in the Company’s 2022 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023, as well as the Company’s previously issued unaudited consolidated financial statements as of and for the six months ended June 30, 2022 furnished on Form 6-K filed with the SEC on December 12, 2022 (the “2022 Financial Statements”). Thus, the 2022 Financial Statements and the relevant portions of any communications or documents that describe or are based on the 2022 Financial Statements should no longer be relied upon.

The Company expects to file restated financial statements to reflect the change in accounting treatment of the redeemable non-controlling interests for the year ended December 31, 2022, and for the six months ended June 30, 2022 in an amendment to its annual report on Form 20-F, as soon as reasonably practical.

The Company’s management has concluded that the restatement described above is attributable to a material weakness that exists in the Company’s internal control over financial reporting, and that the Company’s disclosure controls and procedures were not effective. In addition to the material weaknesses disclosed in the Company’s 2022 annual report on Form 20-F filed with the SEC on May 16, 2023, management has identified a material weakness related to the lack of ability to account for complex financial and equity instruments. In order to remediate this additional material weakness, management plans to enhance the design of its control activities related to the evaluation of the impact of the terms and conditions on the accounting and reporting for the classification of complex financial and equity instruments.

The Audit Committee of the Company has discussed the matters described above with management and Marcum Asia CPAs LLP, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: December 18, 2023	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer